Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the Company”)

MIX TELEMATICS ANNOUNCES DATE OF FIRST QUARTER FISCAL 2018 CONFERENCE CALL AND WEBCAST

Midrand, South Africa, (July 17, 2017) – MiX Telematics Limited (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), today announced it will report its first quarter fiscal 2018 results for the period ended June 30, 2017 before the U.S. financial markets open on Thursday, August 3, 2017.

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on August 3, 2017 to discuss the Company's financial results and current business outlook.

-	The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
-	To access the call, dial 1-800-289-0498 (within the United States) or 0-800-982-293 (within South Africa) or 1-719-457-2607 (outside of the United States). The conference ID is 7193353.
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A replay of this conference call will be available for a limited time at 1-844-512-2921 (within the United States) or 1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 7193353.

-	A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited
MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 622,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American depositary shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Investor Contact:

Seth Potter
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

17 July 2017

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